

Mail Stop 4631

February 15, 2018

Via E-mail
Mr. John Gorey
Chief Financial Officer
Foundation Building Materials, Inc.
2741 Walnut Ave., Suite 200
Tustin, CA 92780

> **Re:** **Foundation Building Materials, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 28, 2017**
> **File No. 1-38009**

Dear Mr. Gorey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction